EXHIBIT M
                                 ---------

                                                      [FILED
                                                U.S DISTRICT COURT
                                            EASTERN DISTRICT ARKANSAS
                                                  MARCH 14 2005
                                        BY: /S/ JAMES W. MCCORMACK, CLERK
                                           ------------------------------
                                                   DEPT. CLERK]

                    IN THE UNITED STATES DISTRICT COURT
                        EASTERN DISTRICT OF ARKANSAS
                              WESTERN DIVISION

FORMATION CAPITAL, LLC,
AND ARNOLD M. WHITMAN                                    PLAINTIFFS

VS.                         NO. 4-05 CV0000452

KURT KNICKREHM, DIRECTOR
OF ARKANSAS DEPARTMENT OF HUMAN SERVICES                  DEFENDANT

                                  COMPLAINT

     Plaintiffs Formation Capital, LLC ("Formation") and Arnold M. Whitman, by their undersigned attorneys, as and for their complaint against Kurt Knickrehm, Director of the Arkansas Department of Human Services (the "Director of DHS"), respectfully state, on personal knowledge as to their own actions and on information and belief as to all other matters, as follows:

                                  BACKGROUND

     1. Just one week ago, on March 4, 2005, a bill -- entitled the Long Term Care Resident Protection Act of 2005, House Bill 2593 (the "Act") -- was introduced into the Arkansas Legislature, the stated purpose of which is to protect "the health, safety and well-being of residents . . . in long-term care facilities and to promote, assure, and maintain the continuity of health, safety and well-being of citizens of the State of Arkansas." Act ss. 20-10-2002. (The Act is attached hereto as Exhibit A). That stated purpose has no relationship to the Act.

     2. The Long-Term Care Resident Protection Act applies only in the event of a potential change of control of Beverly Enterprises, Inc. ("Beverly") -- the only long-term care company that is now or will ever be subject to its provisions. (The Long-Term Care Resident Protection Act is referenced hereinafter as the "Beverly Act".) While the Beverly Act purports to protect residents of long-term care facilities in the State of Arkansas, Beverly owns no more than twenty (20) of the approximately 235 long-term care facilities within Arkansas, i.e., less than ten percent (10%). The Beverly Act, by its terms, is thus wholly unconcerned with the "health, safety and well-being" of those Arkansas residents who reside in the remaining 90% of the long-term care facilities in this State. Rather, those Arkansas residents (along with those in the Beverly facilities) are protected by the existing extensive regulatory framework -- at both the federal and state level -- that applies to all long-term care facilities.

     3. The residents of Arkansas in long-term care facilities do not need the Beverly Act for their protection, but the directors and senior-most officers of Beverly, who number among them two of the highest paid executives in the State, do. For the past three months, Beverly's directors and senior management have been resisting an offer made by Formation and others to negotiate a transaction with Beverly (the "Proposed Transaction," more fully described in the Definitive Proxy Statement dated March 14, 2005, attached as Exhibit B hereto), that would provide substantial benefit to its shareholders. Not only did Beverly's Board of Directors and senior management reject the offer out of hand without any discussion with Plaintiffs, they have put in place impediments to any such transaction by, for example, accelerating the date for its 2005 annual meeting of stockholders and the deadline for nominating director candidates for election at that meeting and by implementing a poison pill.

     4. Despite Beverly's tactics, Mr. Whitman was able to nominate for election by Beverly's stockholders a slate of independent directors who, if elected, would, consistent with their fiduciary duties, be committed to implementing a process to consider the Proposed Transaction or any other transactions that may be presented to the Board. So, in a last-ditch effort to derail Plaintiffs (and other members of the Consortium) and to the detriment of the shareholders it is supposed to protect, Beverly's board and senior management are using company funds (which could otherwise be used for the benefit of residents of Beverly's long-term care facilities) to finance a massive lobbying effort to have the Legislature hastily pass the Beverly Act without any meaningful debate and without any demonstrable need for its existence. Beverly's board and senior management have also agreed to pay Wall Street investment banks, Lehman Brothers, Inc. and J.P. Morgan Securities, Inc., fees of over $16.5 million to assist senior management in resisting the Proposed Transaction. These investment banking fees are in addition to the $2,700,000 Beverly expects to pay two proxy solicitation firms, lawyers and other advisors working to block the Proposed Transaction. All of this is money that could better be used for the benefit of residents of Beverly's long-term care facilities.

     5. The Beverly Act purports to bar Plaintiffs from even offering the Proposed Transaction to Beverly's shareholders, much less consummating it, without the prior approval of the Director of DHS. The Director's approval may be provided only after a lengthy process in which the incumbent Beverly management is given every opportunity to block and otherwise delay the transaction. Moreover, if the Beverly Act were to be construed broadly, the Director of DHS would purportedly have the right to determine whether Beverly's shareholders may support the election of directors of their own choice to Beverly's board, despite the fact that the process by which shareholders may choose the company's directors must be exclusively subject to federal law and the law of the state of incorporation (in Beverly's case, Delaware).

     6. In the post-Enron era, in which the Sarbanes-Oxley Act and a myriad of other statutes and regulations have been enacted to enhance management accountability to investors, the Beverly Act would operate to entrench Beverly's high-paid senior management. It also blatantly interferes with the rights of shareholders around the nation to determine who should manage and control the corporation they own -- a corporation which has the vast majority of its shareholders, employees, and operations outside of Arkansas -- as well as the right of others even to propose or discuss potential change of control transactions, in contravention of federal and Delaware law. The corporate control issues have no impact on the quality of life of residents in long-term care facilities in Arkansas who are already protected.

     7. In sum, the statute the Arkansas Legislature is on the verge of enacting, misleadingly named the "Long-Term Care Resident Protection Act", has nothing to do with protecting residents of long-term care facilities, and everything to do with protecting Beverly's incumbent directors and senior management team from being voted out of office and/or losing their positions if the Proposed Transaction or some other transaction came to fruition. But the Beverly Act is not just bad policy. It is clearly unconstitutional under both the U.S. and Arkansas constitutions.

                                  PARTIES

     8. Plaintiff Formation is a limited liability company organized under the laws of the Commonwealth of Pennsylvania with an office located at 1035 Powers Place, Alpharetta, Georgia. Formation, which was founded in 1999, provides equity to the senior housing and long-term care industry, and currently manages assets in excess of $650 million in value. Over the last three years, Formation and its partners have acquired an ownership interest in 152 nursing facilities in 20 states, including 49 skilled nursing facilities and four assisted living centers Formation acquired from Beverly in 2002. Both patient care and financial performance have improved at the facilities acquired from Beverly since they have been owned by Formation.

     9. Plaintiff Arnold M. Whitman is a resident of the State of Georgia and the Chief Executive Officer of Formation. He is currently a beneficial owner of 26,600 shares of Beverly's common stock.

     10. Defendant Kurt Knickrehm is the Director of the State of Arkansas Department of Human Services, with an office at Donaghey Plaza, 7th and Main Streets, Little Rock, Arkansas. The Beverly Act endows the Director with the authority to administer and enforce its terms.

                           JURISDICTION AND VENUE

     11. This Court has subject matter jurisdiction over this action under 28 U.S.C. ss. 1331 because it arises under the Constitution and laws of the United States as well as under 28 U.S.C. ss. 1367 with respect to the non-federal claims asserted. Because Plaintiffs are seeking only declaratory and injunctive relief against the Director of DHS, pursuant to the well-established Ex parte Young doctrine, the Eleventh Amendment does not affect this Court's jurisdiction over the action. Defendant is an official of the State of Arkansas who resides in this State and District and is subject to personal jurisdiction in this Court.

     12. Venue is proper in this District pursuant to 28 U.S.C. ss. 1391(b) because the defendant resides in this District and/or a substantial part of the events giving rise to the claim has occurred in this District.

                             FACTUAL BACKGROUND

BEVERLY'S BUSINESS
------------------

     13. Beverly is one of the largest owners of nursing facilities in the United States. Although Beverly is headquartered in Fort Smith, Arkansas, it chose to incorporate itself under Delaware law, and it chose therefore for Delaware law to control, among other things, how it is governed. Beverly has approximately 109 million outstanding shares; of those, only about 2 million are owned by residents of Arkansas. Thus, the vast majority of Beverly's shares are owned by persons who reside outside of Arkansas.

     14. According to its public filings, Beverly operates over 300 facilities located in 23 states and the District of Columbia, with over 30,000 licensed beds. Within Arkansas, Beverly operates no more than 20 facilities with approximately 2,300 licensed beds. This constitutes less than 10% of the facilities and beds within Arkansas, where there are roughly 240 facilities with 24,105 beds. Indeed, Beverly's presence in Arkansas has recently substantially decreased, due to its sale during 2004 of 10 nursing facilities (with a total of 1,304 beds) located in Arkansas (as well as an assisted living facility) to Perennial Healthcare Management LLC of Maryland. According to Beverly's public statements, Beverly effected this sale in order to reduce its patient-care liability costs.

     15. One of the nursing facilities sold by Beverly was the Saline County Nursing Center in which, according to the Arkansas Advocates for Nursing Home Residents, state investigators found 13 deficiencies in 2003. According to an article published by the Arkansas News Bureau, Nancy Allison of the Arkansas Advocates for Nursing Home Residents and Arkansas State Rep. Stephen Bright, R-Maumelle, both said during a news conference at the time the sale was announced that, under Beverly's management, Saline Nursing Center had a spotty record of resident care over the years and that Beverly should be held accountable. Indeed, Bright is reported to have said: "This horrible example of shifting blame [for selling the facilities by blaming insurance costs] is inexcusable and falls squarely on the shoulders of [Beverly's] corporate bosses in Fort Smith - not on the government, not on taxpayers and certainly not on those injured by abuse or neglect."

     16. Beverly has experienced other significant legal and regulatory problems under its current management. It has publicly disclosed that it settled allegations by the federal government of overbilling for $170 million, and that it entered a Corporate Integrity Agreement subjecting it to various audit and compliance requirements beyond those otherwise required by law. Beverly has also disclosed that it is the subject of an ongoing investigation by state and federal authorities in California for overbilling, for which it has reserved $18 million for a potential settlement. Nor are current management's legal problems limited to overbilling: in 2002, Beverly's California subsidiary entered nolo contendere pleas to two felony charges of Elder Abuse, and agreed to pay the California authorities over $2.5 million in connection with those pleas.

BEVERLY'S INCUMBENT BOARD REFUSES TO NEGOTIATE AND THE PROXY CONTEST BEGINS
---------------------------------------------------------------------------

     17. In December 2004, Mr. Whitman contacted Beverly's CEO William Floyd and made an offer to purchase 100% of Beverly's outstanding stock at $11.50 per share, a roughly 30% premium over its market price at the time, on behalf of Formation, Appaloosa Management L.P. and Franklin Mutual Advisers, LLC (the "Consortium"). The Consortium indicated it was willing to consider offering a higher price if it were permitted to conduct due diligence which might reveal additional value in Beverly and might also be willing to consider various alternative transaction structures.

     18. Beverly refused to engage in any meaningful discussion with the Consortium. Instead, as further detailed in the Definitive Proxy Statement filed by Mr. Whitman (see Exhibit B):

     A. Beverly, on January 21, 2005, accelerated the date of its annual meeting from May 19, 2005 to April 21, 2005, meaning candidates for the board had to be nominated (and any proposals for consideration by the shareholders made) by February 5, 2005 (rather than March 6, 2005) so that, as Mr. Floyd was quoted as saying in the Northwest Arkansas Democrat-Gazette, Beverly could "short-circuit[] the Formation Capital financial group . . . If they wanted to put their directors up for election . . . it would eliminate some of the time they would have to prepare";

     B. Beverly, on January 25, 2005, adopted a so-called "poison pill," making it effectively impossible for Beverly's shareholders to accept the Consortium's premium all-cash offer for their stock without the approval of Beverly's board of directors and/or judicial intervention.

     C. Beverly, on February 3, 2005, only two days before the deadline for nominating new directors, summarily rejected the Consortium's proposals, without having engaged in any negotiation or permitted the Consortium to conduct any due diligence.

     19. On February 4, 2005, in order to provide Beverly's shareholders with a real choice about the future direction of the company, Mr. Whitman nominated a slate of independent directors and announced that he and the Consortium would solicit proxies to support their election to Beverly's board.

THE BEVERLY ACT IS FLAWED
-------------------------

     20. On March 4, 2005, Beverly -- knowing that Mr. Whitman had nominated a slate of independent directors committed to fulfilling their fiduciary duties to public shareholders -- engaged in a massive lobbying campaign to have the Beverly Act first introduced in the House of Representatives as HB 2593, initially presented a "shell bill" containing no substantive provisions. Due to Beverly's tremendous lobbying efforts, on March 10, 2005, the bill was amended to include the objectionable provisions and immediately approved favorably by the Arkansas House of Representative's Public Health, Welfare and Labor Committee. The bill is reportedly to be voted on by the full House on March 14, 2005.

The Beverly Act Grants Unique Protections to the Incumbent Board of Beverly and to No Other Person or Entity

     21. The Beverly Act purports to impose various burdensome requirements, as detailed below, where there are potential changes in the control of a "long-term care facility owner," as defined in section 20-10-2003(6) which meets certain additional criteria set forth in section 20-10-2004(a). Taking these two sections together, potential changes of control will be subject to the Beverly Act only if the entity in question: is (a) a company with shares traded in the national securities markets; (b) was licensed to operate a minimum of 2,000 beds in Arkansas as of December 31, 2004; (c) had assets in excess of $1 billion as of December 31, 2004;
(d) maintained at least 70% of its total resident census in the United States and over 70% of its Arkansas resident census as Medicaid-covered residents, both as of December 31, 2004; and (e) employed in excess of 2,000 full-time employees in Arkansas, as of December 31, 2004.

     22. Beverly is the only entity in existence that currently meets these criteria. Moreover, it is the only entity that ever could meet these criteria because four of them are conclusively determined as of December 31, 2004, which has already passed. This is no coincidence. The statute has, and was intended to have, exactly the same effect as a statute that expressly provided that it was applicable only to potential changes of control of Beverly.

     23. Moreover, Beverly's board has the unilateral power to decide that the Beverly Act should not apply to it at all. Beverly's incumbent directors are expressly allowed to waive the requirements imposed by the Beverly Act if they were to unanimously choose to do so. ss. 20-10-2005(b).

The  Beverly  Act Does Not Protect  Patients  In  Arkansas  Long-Term  Care
Facilities

     24. For decades, long-term care facilities in Arkansas have been subject to myriad federal and state regulatory requirements whose purpose is to protect the health, safety and well-being of residents of such facilities. Even though nothing before the Legislature suggests in anyway that this existing regulatory scheme was not effective, the Beverly Act purports to be intended to protect patients in Arkansas long-term care facilities. It does not do so.

     25. The Beverly Act does not even apply to more than 90% of the long-term care facilities in Arkansas that are not owned by Beverly. Nor does it necessarily even apply to the facilities owned by Beverly. A unanimous vote of Beverly's board of a potential change of control of Beverly would exempt a transaction from scrutiny by the Director of DHS. And, the Beverly Act would not apply to any sale by Beverly of one or more (or even all) of its long-term care facilities in the State (such as its sale last summer of ten facilities to an undisclosed buyer). Under these circumstances, the Beverly Act's claim that it is for the "protection of the health, safety, and well-being of residents . . . in long-term care facilities and to promote, assure, and maintain the continuity of the health, safety, and well-being of the citizens of the State of Arkansas" is wholly pretextual.

The Beverly Act Imposes Unique Burdens and Penalties

     26. The Beverly Act also requires that, at the time of the Beverly Act's enactment, any person who was engaged in conduct that would have required approval from the Director of DHS had it been commenced after the statute's enactment to discontinue such conduct. Beverly Act ss. 20-10-2004. The only persons arguably carrying out any such activity with respect to Beverly (the only entity protected by the statute) are Plaintiffs and the other Consortium members. They are thus uniquely singled out by the statute and effectively punished for having failed to comply in advance with a statute that had not yet been enacted and, indeed, had not even been introduced at the time they commenced the activity which might arguably be covered by the statute. By contrast, any other person considering a potential change of control of Beverly would at least be on notice of the Beverly Act and its provisions when deciding whether to pursue such a transaction.

The Beverly Act Imposes Significant Barriers and Unreasonable Delay on Any Proposal Involving Beverly

     27. Any person wishing to pursue a change of control (as defined in the Beverly Act) of Beverly must first notify the Director of DHS as well as Beverly of that intention, and provide detailed written information to them. The Director of DHS is then required to hold a public hearing (a requirement waivable only in his own sole discretion or that of his designee) and render a written decision as to whether the proposed change of control should be allowed to proceed, evaluating both the proposed acquirer and the substantive terms of the proposed transaction. Beverly is allowed to participate in the hearing, and to appeal a decision permitting the proposed change of control to proceed, with the party who wishes to pursue the change of control precluded from doing so until all appeals have been exhausted.

     28. The Director of DHS is not required to hold the hearing or render his decision within any specified time period.

                           FIRST CAUSE OF ACTION
                       (VIOLATION OF COMMERCE CLAUSE)
                       ------------------------------

     29. Plaintiffs repeat the allegations of paragraphs 1 through 28 above as if fully set forth herein.

     30. Article I, section 8 of the United States Constitution grants Congress the authority to regulate commerce among the several states and bars the states from imposing undue burdens on interstate commerce (the "Commerce Clause"). The Beverly Act violates the Commerce Clause.

     31. The Act both facially against interstate commerce. It does not treat in-state and out-of-state entities equally.

     32. The Beverly Act also unduly burdens interstate commerce by allowing the Director of DHS to block a potential change of control transaction involving a Delaware corporation that conducts more than 90% of its business outside of Arkansas and whose shareholders predominantly reside outside of Arkansas where such a transaction complies with all other federal and state laws. No legitimate state interest is raised by the Beverly Act that comes anywhere close to justifying the burden it imposes on commerce.

     33. The Beverly Act also illegitimately burdens interstate commerce because it conflicts with the internal affairs doctrine, whereby only the state of incorporation (subject to federal law) may regulate the relations between a company's shareholders and its management. If Arkansas could regulate Beverly's internal affairs in a way inconsistent with Delaware law, so could any of the 22 other states where Beverly owns long-term care facilities, leading to regulatory chaos that would make interstate commerce impossible.

     34. If enforced, the Beverly Act would cause irreparable injury to Plaintiffs. Plaintiffs have no adequate remedy at law.

                           SECOND CAUSE OF ACTION
 (VIOLATION OF SUPREMACY CLAUSE / WILLIAMS ACT AND EXCHANGE ACT PREEMPTION)
 --------------------------------------------------------------------------

     35. Plaintiffs repeat the allegations of paragraphs 1 through 34 above as if fully set forth herein.

     36. Article VI of the United States Constitution makes laws duly enacted by Congress the supreme law of the land, notwithstanding any contrary state laws. State laws are accordingly unconstitutional to the extent they are preempted by valid federal statutes, including without limitation the Williams Act (codified at 15 U.S.C. ss.ss. 78m(d) and 78n(d)) and section 14(a) of the Securities & Exchange Act of 1934 (codified at 15 U.S.C. ss. 78n(a)).

     37. The Williams Act reflects the federal policy of providing a level playing field between incumbent management and an outside bidder in contests for corporate control, so that stockholders may make an independent and informed decision with respect to any potential tender offer. The Beverly Act is fatally inconsistent with that federal policy (and thus unconstitutional) for at least four reasons:

     a. it requires any outside bidder to notify the Director of DHS and Beverly of the intent to propose a change of control transaction in advance of actually making an offer to Beverly's shareholders, giving the incumbent board and management an unfair ability to respond to the potential offer before the bidder is free to make it to the shareholders;

     b. it allows Beverly's board to exempt any potential change in control transaction which it approves from the hearing requirements of the Beverly Act, giving the incumbent board and management an unfair ability to influence the process;

     c. it imposes a process for a public hearing and appeals therefrom that has no fixed completion date;

     d.   it requires the Director of DHS to review the  substantive  terms
          of  the   proposed   transaction,   rather  than   allowing   the
          shareholders to evaluate it.

     38. To the extent the Beverly Act were interpreted to apply to the Plaintiff's proxy solicitation, it would be preempted by section 14(a) of the Exchange Act, which reflects policies similar to those of the Williams Act in the context of proxy contests, and therefore unconstitutional by virtue of the Supremacy Clause.

     39. If enforced, the Beverly Act would cause irreparable injury to Plaintiffs.

                           THIRD CAUSE OF ACTION
                (DENIAL OF THE EQUAL PROTECTION OF THE LAWS)
                --------------------------------------------

     40. Plaintiffs repeat the allegations of paragraphs 1 through 39 above as if fully set forth herein.

     41. The Fourteenth Amendment to the United States Constitution bars Arkansas from denying any person within its jurisdiction the equal protection of the laws.

     42. The Beverly Act invidiously discriminates against parties interested in acquiring "control" (as defined therein) of Beverly without the unanimous consent of Beverly's directors by subjecting them to burdensome and time-consuming requirements not applicable to parties interested in acquiring such control of any other entity, including any other entity which now or in the future owns or controls long-term care facilities in the Arkansas, and likewise inapplicable to a party acquiring control of Beverly with the approval of its board or acquiring control of specific individual long-term care facilities in Arkansas from Beverly. Since any or all other such potential change of control transactions would pose identical potential risks to the residents of other long-term care facilities, the Beverly Act is not rationally related to advancing the purported goal of the statute.

     43.   Accordingly,   the  Beverly  Act  denies  Plaintiffs  the  equal
protection of the laws.

     44. If enforced, the Beverly Act would cause irreparable injury to Plaintiffs.

                           FOURTH CAUSE OF ACTION
                            (BILL OF ATTAINDER)
                            -------------------

     45. Plaintiffs repeat the allegations of paragraphs 1 through 44 above as if fully set forth herein.

     46. Article I, section 10 of the United States Constitution bars Arkansas from enacting any bill of attainder.

     47. The Beverly Act singles out named or described persons or groups, namely potential acquirers of Beverly, as well as the even more specific group of Mr. Whitman and the Consortium (the only persons to whom the restrictions of section 20-10-2004(b) could potentially be applied). The Beverly Act inflicts on that uniquely identified group a deprivation of rights which is punitive in nature without a judicial trial and, in terms of the type and severity of the burdens imposed, cannot reasonably be said to further any nonpunitive legislative purposes.

     48. The Beverly Act is accordingly an unconstitutional bill of attainder.

     49. If enforced, the Beverly Act would cause irreparable injury to Plaintiffs.

                           FIFTH CAUSE OF ACTION
                    (VIOLATION OF ARKANSAS CONSTITUTION)
                    ------------------------------------

     50. Plaintiffs repeat the allegations of paragraphs 1 through 49 above as if fully set forth herein.

     51. For the reasons already set forth, the Beverly Act violates the Arkansas Constitution's prohibition against bills of attainder and against statutes which infringe the right to equality before the laws.

     52. The Beverly Act is also a special bill which violates the applicable provisions of article V, sections 25 and 26, of the Arkansas Constitution.

     53. If enforced, the Beverly Act would cause irreparable injury to Plaintiffs.

     WHEREFORE, Plaintiffs demand judgment against Defendant as follows:

     A. Declaring and adjudging that the Beverly Act is unconstitutional under the United States Constitution and preliminarily and permanently enjoining defendant Director of DHS, his successors, agents, servants, employees, attorneys, and all persons acting in concert or participation with them from taking any actions to enforce the Beverly Act.

     B. Declaring and adjudging that the Beverly Act violates the Arkansas Constitution and preliminarily and permanently enjoining defendant Director of DHS, his successors, agents, servants, employees, attorneys, and all persons acting in concert or participation with them from taking any actions to enforce the Beverly Act.

     C. Awarding such other and further relief as the Court deems just and proper.

Dated:     March 14, 2005

                                          Respectfully submitted,


                                    Wilson, Engstrom, Corum & Coulter
                                    Attorneys   for    Plaintiffs    Formation
                                      Capital, LLC and Arnold M. Whitman
                                    200 South Commerce, Suite 600,
                                    Post Office Box 71
                                    Little Rock, Arkansas  72203
                                    (501) 375-6453

                                    By:  /s/ Nate Coulter
                                       --------------------------
                                        Nate Coulter
                                        Arkansas Bar No. 85034

OF COUNSEL:
(motions for admission pro hac vice to be submitted)
Stephanie J. Goldstein
Gregg L. Weiner
John W. Brewer
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

                           EXHIBIT A TO COMPLAINT
                           ----------------------

State of Arkansas      As Engrossed: H3/11/05
85th General Assembly          A Bill
Regular Session, 2005                             HOUSE BILL   2593

By: Representatives Verkamp, Abernathy, Berry, Blair, Bradford, Bright, Clemons, Davis, Dobbins, Dunn, Everett, Glidewell, Hardy, J. Hutchinson, J. Johnson, Key, Kidd, Mack, Matayo, McDaniel, Medley, Pyle, Ragland, Roebuck, Rogers, Scroggin, Walters, WillisBy: Senators Wilkinson, Altes, Baker, Bisbee, J. Bookout, Broadway, Brown, Bryles, Capps, Critcher, Faris, Glover, Hendren, Higginbothom, Hill, Holt, Horn, G. Jeffress, J. Jeffress,
B. Johnson, Laverty, Luker, Madison, Malone, Miller, Salmon, T. Smith, Steele, J. Taylor, Trusty, Whitaker, Womack, Wooldridge


                         FOR AN ACT TO BE ENTITLED
             AN ACT CONCERNING THE PROTECTION OF THE HEALTH AND
             WELLBEING OF RESIDENTS IN LONG TERM CARE
             FACILITIES; AND FOR OTHER PURPOSES.

                                  SUBTITLE

               LONG TERM CARE RESIDENT PROTECTION ACT
               OF 2005.

BE IT ENACTED BY THE GENERAL ASSEMBLY OF THE STATE OF ARKANSAS:

      SECTION 1. Arkansas Code Title 20, Chapter 10, is amended to add an additional subchapter to read as follows:

      20-10-2001.  Title.

      This act is known and may be cited as the "Long-Term Care Resident Protection Act of 2005".

      20-10-2002.  Purpose.

      The purpose of this subchapter is to provide for the protection of the health, safety, and well-being of residents, including residents who are Medicaid recipients, in long-term care facilities and to promote, assure, and maintain the continuity of the health, safety, and well-being of the citizens of the State of Arkansas by:

           (1) Requiring disclosure of pertinent information relating to changes in control of a long-term care facility;

           (2) Providing standards governing review of any proposed change in control of a long-term care facility by the Director of the Department of Human Services or the director's designee; and

           (3) Requiring the written approval of the director or the director's designee prior to a change of control of certain long-term care facility owners.

      20-10-2003.     Definitions.

      As used in this subchapter:

           (1) "Acquiring party" means a person by whom or on whose behalf a merger or other acquisition of control of a long-term care facility owner is to be effected;

           (2) "Affiliate" or "person affiliated with" means any person, who, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with a specified person;

           (3) "Beneficial owner" or "beneficial ownership" means any person, who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

                (A) Voting power that includes the power to vote, or to direct the voting of, a voting security; or

                (B) Investment power that includes the power to dispose, or to direct the disposition of, a voting security;

           (4)(A) "Control", "controlling", "controlled by", or "under common control with" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by control, or otherwise, unless the power is the result of an official position with or corporate office held by the person.

                (B)(i) "Control" shall be presumed to exist if any person together with all affiliates, directly or indirectly, beneficially owns, controls, holds with the power to vote, or holds proxies representing ten percent (10%) or more of the voting securities of any other person.

                     (ii)  After furnishing all persons in interest with

notice and opportunity to be heard, the Director of the Department of Human Services or the director's designee may determine that control exists in fact, notwithstanding the absence of a presumption to that effect;

           (5) "Long-term care facility" means a nursing home, residential care facility, or any other facility located within the State of Arkansas that provides long-term medical or personal care;

           (6) "Long-term care facility owner" means a person who directly or indirectly owns or controls more than one (1) long-term care facility and that:

                (A) Is a company whose shares are traded in the national securities markets; and

                (B) As of December 31, 2004, was licensed to operate a minimum of two thousand (2,000) beds within the State of Arkansas;

           (7) "Person" means an individual, corporation, limited liability corporation, partnership, association, joint-stock company, business trust, unincorporated organization, or any similar entity or any combination of the foregoing acting in concert;

           (8) "Resident" means an individual person residing in a long-term care facility in the State of Arkansas; and

           (9) "Voting security" means any security convertible into or evidencing a right to acquire a voting security.

      20-10-2004.  Applicability.

      (a) This subchapter applies only to the change of control of a long-term care facility owner that as of December 31, 2004:

           (1)  Had assets in excess of one billion dollars ($1,000,000,000);

           (2) Maintained at least seventy percent (70%) of its total resident census in the United States and greater than seventy percent (70%) of its Arkansas resident census as Medicaid-covered residents; and

           (3) Employed in excess of two thousand (2,000) full-time employees in the State of Arkansas.

      (b) If, as of the effective date of this subchapter, any person has initiated any activity that would have required a filing under this subchapter if the subchapter was in effect when the activity began, the person is prohibited from proceeding further without complying with all the provisions of this subchapter as though the subchapter was in effect at the time the activity began.

      20-10-2005. Control of long-term care facility owner - Filing requirements.

      (a) No person shall enter into or attempt to consummate an agreement to merge with or otherwise to acquire control of a long-term care facility owner unless, at the time any offer, request, or invitation is made or any agreement is entered into, and prior to the acquisition of any voting securities involved, the person has:

           (1) Filed with the Director of the Department of Human Services or the director's designee and has sent to the long-term care facility owner a statement containing the information required by ss. 20-10-2006; and

           (2) The offer, request, invitation, agreement, or acquisition has been approved by the director or the director's designee in the manner prescribed in ss. 20-10-2007.

      (b) The provisions of this subchapter shall not apply if, prior to the change of control described under subsection (a) of this section, the board of directors of the long-term care facility owner files with the director a written statement signed by all members of the board of directors representing that the criteria prescribed in ss. 20-10-2007(c)(1) - (7) have been considered in connection with the proposed change of control.

      20-10-2006. Control of long-term care facility owner - Content of statement.

      (a) The statement to be filed with the Director of the Department of Human Services or the director's designee under this section shall be made under oath or affirmation and shall contain the following information for each acquiring party:

           (1)(A)  The name and address of the acquiring party.

                (B) If the acquiring party is an individual, the statement shall contain information regarding his or her principal occupation and all offices and positions held during the past five (5) years and any conviction of crimes other than minor traffic violations during the past ten (10) years.

                (C) If the acquiring party is not an individual, the statement shall contain:

                     (i)  A report of the nature of the acquiring party's

business operations during the past five (5) years or for such lesser period as the acquiring party and any predecessors of the acquiring party have been in existence;

                     (ii) An informative description of the business intended to be conducted by the acquiring party and the acquiring party's subsidiaries; and

                     (iii)(a) A list of all individuals who are or who have been selected to become directors or executive officers of the acquiring party, or who perform or will perform functions appropriate to the positions.

                          (b)  The list prepared under subdivision

(a)(1)(C)(iii)(a) of this section shall include for each individual the information required by subdivision (a)(1)(B) of this section;

           (2)(A) The source, nature, and amount of the consideration used or to be used in effecting the merger or other acquisition of control, a description of any transaction wherein funds were or are to be obtained for the merger or other acquisition of control, and the identity of persons furnishing the consideration.

                (B) When a source of the consideration is a loan made in the lender's ordinary course of business, the identity of the lender shall remain confidential if the person filing the statement so requests;

           (3) Fully audited financial information as to the earnings and financial condition of each acquiring party for the preceding five (5) fiscal years of each acquiring party, or for such lesser period as the acquiring party and any predecessors of the acquiring party have been in existence, and similar unaudited information as of a date not earlier than ninety (90) days prior to the filing of the statement;

           (4)(A) A statement describing any plans or proposals that each acquiring party may have to liquidate the long-term care facility owner, to sell its assets or merge or consolidate the long-term care facility owner with any person, or to make any other material change in the long-term care facility owner's business or corporate structure or management.

                (B) The statement shall include information necessary to determine whether:

                     (i) Following the change of control, the long-term care facility will continue to be able to meet the long-term care needs of the locale or area;

                     (ii) The long-term care facility can be adequately staffed and operated when the change of control is completed;

                     (iii) The proposed operation of the long-term care facility following the change of control is economically feasible;

                     (iv) Following the change of control, the acquiring party can be expected to provide a substantially consistent high level of care at the long-term care facility based on:

                          (a)  The acquiring party's past history;

                          (b)  Whether the acquiring party intends to
effectuate any change in the board of directors of the long-term care facility owner;

                          (c)  Whether the acquiring party intends to
terminate, lay off, or otherwise discharge, during the twenty-four-month period immediately following the acquisition, in excess of fifteen percent (15%) of the employees of the long-term care facility owner as of the date of the acquisition;

                          (d)  Whether the acquiring party has terminated
general liability insurance or professional liability insurance, or both, covering any long-term care facility that the acquiring party has previously acquired and, if more than one (1) long-term care facility was previously acquired, which long-term care facilities had general liability insurance or professional liability insurance coverage in effect at the time of the acquisition; and

                          (e)  The assessment of the director or the
director's designee regarding the acquiring party's character and competence to operate the long-term care facility, which shall include a review of the acquiring party's experience, past performance in operating a long-term care facility, if any, and compliance with applicable laws and practices pertinent to the acquiring party's professional experience; and

                     (v) Following change of control, the acquiring party shall obtain and maintain general liability insurance coverage and professional liability insurance coverage in an amount not less than that maintained by the current long-term care facility owner at the time the statement required by ss. 20-10-2005 is filed;

           (5)(A) A full description of any contracts, arrangements, or understandings with respect to any matter referred to in ss. 20-10-2005 in which any acquiring party is involved, including, without limitation, transfer of any of the voting securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies.

                (B) The description shall identify the persons with whom the contracts, arrangements, or understandings described under subdivision
(a)(5)(A) of this section have been entered;

           (6) A description of the purchase of any voting security referred to in ss. 20-10-2005 during the twelve (12) calendar months preceding the filing of the statement by any acquiring party, including the dates of purchase, names of the purchasers, and consideration paid or agreed to be paid for the purchase;

           (7) Copies of all tender offers for, requests or invitations for tenders of, exchange offers for, and agreements to acquire or exchange any voting securities referred to in ss. 20-10-2005 and, if distributed, any additional soliciting material relating to any tender offers for, requests or invitations for tenders of, exchange offers for, or agreements to acquire or exchange any voting securities referred to in ss. 20-10-2005;

           (8) The terms of any agreement, contract, or understanding made with any broker-dealer or other person as to solicitation of voting securities referred to in ss. 20-10-2005, and the amount of any fees, commissions, or other compensation to be paid to broker-dealers or other persons with regard to any agreement, contract, or understanding made with any broker-dealer or other person as to solicitation of voting securities referred to in ss. 20-10-2005; and

           (9) Any additional information that the director or the director's designee may request as necessary or appropriate for the protection of residents of the long-term care facility or the best interests of the public, or both.

      (b) If any material change occurs in the facts set forth in the statement filed with the director and sent to the long-term care facility owner under ss. 20-10-2005, an amendment setting forth the change, together with copies of all documents and other material relevant to the change, shall be filed with the director and sent to the long-term care facility owner within two (2) business days after the person learns of the change.

      20-10-2007. Control of long-term care facility owner - Approval by director.

      (a) Prior to holding the public hearing described in subsection (b) of this section, the Director of the Department of Human Services or the director's designee may appoint a special master whose fees and other costs shall be paid by the acquiring party and who shall perform the following tasks on behalf of the director or the director's designee:

           (1) Review quality of care provided to residents by the long-term care facility owner as established by records of surveys conducted by Office of Long-Term Care of the Division of Medical Services of the Department of Human Services and any related enforcement actions over the past five (5) years;

           (2) Review the quality of care provided by the acquiring party as evidenced by records of surveys by state survey agencies in any jurisdiction and any related enforcement actions over the past five (5) years; and

           (3)(A) Prepare a written report based on the reviews performed under subdivisions (a)(1) and (2) of this section regarding whether the proposed merger or acquisition of control provides adequate protection for the health, safety, and well-being of residents, including residents who are Medicaid recipients, who may be affected by a proposed merger or acquisition of control, and will promote, assure, and maintain the continuity of the health, safety, and well being of the citizens of the State of Arkansas.

                (B) The written report shall include specific findings of fact and conclusions.

      (b)(1)(A) The director or the director's designee shall hold a public hearing on any merger or other acquisition of control described in ss. 20-10-2005 unless the public hearing is waived by the director or the director's designee. The public hearing may be waived only at the sole discretion of the director or the director's designee.

                (B) The director or the director's designee shall give at least twenty (20) days' notice of the hearing to the person filing the statement, the long-term care facility owner, any person to whom notice of hearing was sent, and any other person whose interests may be affected by the proposed merger or acquisition of control.

                (C) The acquiring party shall pay the costs of the public hearing.

           (2)(A) In connection with the public hearing, the person filing the statement, the long-term care facility owner, any person to whom notice of hearing was sent, and any other person whose interests may be affected by the proposed merger or acquisition of control shall be entitled to conduct discovery proceedings in the same manner as is presently allowed in the courts of this state.

                (B) All discovery proceedings shall be concluded not later than three (3) days prior to the date scheduled for the commencement of the public hearing.

           (3) At the public hearing, the person filing the statement, the long-term care facility owner, any person to whom notice of hearing was sent, and any other person whose interests may be affected by the proposed merger or acquisition of control shall have the right to present evidence, examine and cross-examine witnesses, and offer oral and written arguments.

           (4) The acquiring party or the long-term care facility owner may appeal any final decision of the director under this subchapter in accordance with the Arkansas Administrative Procedure Act, ss. 25-15-201 et seq.

           (5) The consummation of an agreement to merge or otherwise acquire control of a long-term care facility owner shall be stayed until all appeal rights under this section have been exhausted.

      (c) After the conclusion of the public hearing and in order to approve any merger or other acquisition of control described in ss. 20-10-2005, the director must find that:

           (1) After change of control, the long-term care facility owned by the acquiring party would be able to continue to satisfy the requirements for the issuance of the license it presently holds in this state;

           (2) The financial condition of any acquiring party is not such as might jeopardize the financial stability of the long-term care facility owner or prejudice the interest of residents of the long-term care facility;

           (3) The terms of the offer, request, invitation, agreement, or acquisition described in ss. 20-10-2005 are fair and reasonable to the residents of the long-term care facility;

           (4) The plans or proposals which the acquiring party has to liquidate the long-term care facility owner, sell its assets, or consolidate or merge it with any person or to make any other material change in its business or corporate structure or management are fair and reasonable to residents and protect the public health, safety, and wellbeing of the citizens of the State of Arkansas;

           (5) The competence, experience, and integrity of those persons who would control the operation of the long-term care facility owner and its long-term care facilities are such that it would be in the best interest of residents and of the public to permit the merger or other acquisition of control;

           (6) Following change of control, the acquiring party shall obtain and maintain for as long as the acquiring party is in control general liability insurance coverage and professional liability insurance coverage in an amount not less than that maintained by the current long-term care facility owner at the time the statement required by ss. 20-10-2005 is filed;

           (7) The proposed merger or acquisition of control provides adequate protection for the health, safety, and well-being of residents, including residents who are Medicaid recipients, who may be affected by the proposed merger or acquisition of control and will promote, assure and maintain the continuity of the health, safety, and well-being of the citizens of the State of Arkansas.

      (d) The director or the director's designee shall not approve any merger or other acquisition of control described in ss. 20-10-2005 unless he or she makes the findings described in subsection (c) of this section.

      20-10-2008. Control of long-term care facility owner - Jurisdiction of courts - Service of process.

      (a) The courts of this state are vested with jurisdiction over every person not a resident, domiciled, or authorized to do business in this state who files a statement with the Director of the Department of Human Services or the director's designee under ss. 20-10-2005 and ss. 20-20-2006 and over all actions involving that person arising out of violations of ss. 20-10-2005 -- ss. 20-20-2007.

      (b)(1) Each person shall be deemed to have performed acts equivalent to and constituting an appointment by the person of the Secretary of State to be his or her true and lawful attorney upon whom may be served all lawful process in any action, suit, or proceeding arising out of violations of ss. 20-10-2005 -- ss. 20-20-2007.

           (2) Copies of all lawful process shall be served on the Secretary of State and transmitted by registered or certified mail by the Secretary of State to the person at the person's last known address.

           20-10-2009.  Control of long-term care facility owner -
Violations.

           (a) The following shall be violations of ss. 20-10-2005 and ss. 20-20-2006:

                (1) The failure to file any statement, amendment, or other materials required to be filed under ss. 20-10-2005 and ss. 20-20-2006; or

                (2) The effectuation or any attempt to effectuate an acquisition of control of, or merger with, a long-term care facility owner unless the director has given his or her approval under ss. ###-##-####.

           (b) Nothing in this subchapter is intended to, and shall not, create any private cause of action.

           20-10-2010.  Enforcement.

           (a) If a long-term care facility owner or the Director of the Department of Human Services or the director's designee has reason to believe that any voting security of the long-term care facility owner has been or is about to be acquired in contravention of this subchapter or that any order has been or is about to be issued by the director or the director's designee in contravention of this subchapter, the long-term care facility owner or the director, as applicable, may apply to the Pulaski County Circuit Court to enjoin any offer, request, invitation, agreement, or acquisition made in contravention of this subchapter, or any related order issued by the director or the director's designee, to enjoin the voting of any voting security so acquired, to void any vote of a voting security already cast at any meeting of shareholders, and for such other equitable relief as the nature of the case and the interests of residents or the public health, safety, and welfare may require.

           (b) No lawsuit may be brought or maintained against the Department of Human Services or any employee of the department in connection with or related to the transfer of any long-term care facility.

           20-10-2011.  Reports.

           At the time of any filing made under ss. 20-10-2005, and every thirty (30) days after each filing made under ss. 20-10-2005, the Director of the Department of Human Services shall provide to the Governor and to the Attorney General a written report summarizing the status of the pending application.

           SECTION 2.Emergency Clause.

           It is found and determined by the General Assembly of the State of Arkansas that the change in ownership of long-term care facilities which represent a significant number of long-term care Medicaid facility beds in Arkansas should be subject to prior review and approval by the Director of the Department of Human Services as it could directly affect the health, safety, and welfare of long-term care facility residents and the public and that no law of this state presently provides for such review and approval. Therefore, an emergency is declared to exist and this act being immediately necessary for the preservation of the public peace, health, and safety shall become effective on:

                (1)  The date of its approval by the Governor;

                (2) If the bill is neither approved nor vetoed by the Governor, the expiration of the period of time during which the Governor may veto the bill; or

                (3) If the bill is vetoed by the Governor and the veto is overridden, the date the last house overrides the veto.

                              /s/ Verkamp, et al

                           EXHIBIT B TO COMPLAINT
                           ----------------------